ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
5 June to 10 July 2009

National Grid plc (the “Company’)

10 July 2009

Director’s Further Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes the announcement earlier today by Anglo American plc that Sir John Parker has joined its Board as a Non-Executive Director and will become Chairman with effect from 1 August 2009.

National Grid confirms that Sir John will continue in his role as Chairman of the Company with his commitment to the Company remaining unchanged.

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc

8th July 2009

Directors’ Other Appointment

In accordance with Listing rule 9.6.14(2), the Company informs that it has noted the announcement, earlier today, by 3i Group plc that John Allan, our non-executive Director, will be appointed as a non-executive Director of 3i Group plc with effect from 1 September 2009.

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

7th July 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,914 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market earlier today, Tuesday 7th July, at a price of 551 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares

Steven Holliday	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	671,984 Ordinary Shares

Steven Holliday	1,393,532 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner.

7 July 2009
National Grid plc (NG)
—
Directors’ Share Purchase

We have been notified that Maria Richter, Non-Executive Director of NG, yesterday, 6 July 2009, acquired an interest in a total of 1,000 NG ADRs, purchased by her husband (750 at $44.87) and herself (200 at $44.95 and 50 at $44.94).
This transaction increases her total interest to 10,255 NG ordinary shares, comprised of 5,255 NG ordinary shares and 1,000 ADRs.

1 July 2009

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2005 Award Release

Late yesterday the Trustee of the National Grid Group Employee Share Trust confirmed that the 2005 awards made to Executive Directors under the National Grid Performance Share Plan were released following completion of the retention period (28 June 2009) in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions.

Director	Number of Shares

Mark Fairbairn	23,699

Steve Holliday	59,389

Steve Lucas	58,691

Nick Winser	53,800

Note: Mark Fairbairn has advised the Company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 8,384 shares released by the Trustee under the Plan for his partner.

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
Mark Fairbairn	671,939
Steve Holliday	1,393,510
Steve Lucas	923,750
Nick Winser	785,825

Contact:
Robin Kerner, Assistant Secretary- Share Schemes
(0207 004 3223)

Tuesday 30th June 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified during Monday 29th June that 45,547 shares held in Treasury were transferred to share scheme participants. Following these changes, National Grid plc’s registered capital on 30 June 2009 consists of 2,581,974,851 ordinary shares, of which 147,282,430 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,434,692,421 shares with voting rights.

The figure of 2,434,692,421 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: R Kerner,
Assistant Secretary- Share Schemes
0207 004 3223

26th June 2009
National Grid plc (National Grid )

Notification of Directors’ Interests

Performance Share Plan

On 25 June 2009, the following directors were granted an award of shares in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 540.3773p and an ADS shares price of $44.1091. The extent to which awards will vest will depend upon the company’s performance against the relevant conditions. Subject to performance, the shares will vest in June 2012 and will be transferred to participants net of deductions on 25 June 2013.

	Director	Number of Shares/ADSs*
1.	Steve Holliday	342,353
2.	Steve Lucas	194,308
3.	Mark Fairbairn	170,991
4.	Nick Winser	171,102
5.	Tom King	47,609*

—
The total share interests of the above directors, following these changes, are:

	Director	Number of Shares/ADSs*
1.	Steve Holliday	1,434,922
2.	Steve Lucas	964,629
3.	Mark Fairbairn	680,081
4.	Nick Winser	823,339
5.	Tom King	*156,124

Contact: D C Forward, Assistant Secretary (0207 004 3226)

25th June 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday, 24th June, that 9,967 shares held in Treasury were transferred to share scheme participants during that day. Following this change, National Grid plc’s registered capital from 24 June 2009 consists of 2,581,974,851 ordinary shares, of which 147,327,977 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,434,646,874 shares with voting rights.

The figure of 2,434,646,874 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

23 June 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 1,678,088 shares held in Treasury were transferred to share scheme trustees late yesterday, 22 June 2009. Following this change, National Grid plc’s registered capital from 22 June 2009 consists of 2,581,974,851 ordinary shares, of which 147,337,944 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,434,636,907 shares with voting rights.

The figure of 2,434,636,907 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

16 June 2009

National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan-2006 Award Release

Earlier today, the Trustee of the National Grid Group Employee Share Trust confirmed that the 2006 awards made to Executive Directors under the National Grid Deferred Share Plan were released on the third anniversary (15 June 2009) of the date of the awards in accordance with the plan rules. In each case the number of shares transferred to participants by the Trustee, as follows, are net of statutory deductions.

Director	Number of Shares

Mark Fairbairn	6,363

Steve Holliday	21,439

Steve Lucas	20,551

Nick Winser	18,450

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 2,723 shares released by the Trustee under the Plan for his partner.

National Grid Executive Share Option Scheme

In addition, the Trustee of the National Grid 1996 Group Employee Share Trust (ESOP) confirmed that, earlier today, Mark Fairbairn exercised options over 2,180 NG. ordinary shares granted to him in July 1999 at 435.75p per share, and 31,152 NG ordinary shares granted in June 2002 at 481.50p per share, under the National Grid Executive Share Option Scheme. 2,126 of these shares are retained by him, after sale of 31,206 NG ordinary shares, at a price of 539.5p today, to meet exercise costs and statutory deductions.

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 1,623 shares released by the Trustee under the Scheme for his partner.

The total share interests of the above directors, following these changes, are:

Director	Number of shares
Mark Fairbairn	509,090
Steve Holliday	1,092,569
Steve Lucas	770,321
Nick Winser	652,237

Contact: D C Forward, Assistant Secretary (0207 004 3226)

Monday 15th June 2009

National Grid plc (National Grid )

Notification of Directors’ Interests

Deferred Share Plan

Late on Friday 12 June, the Trustee of the National Grid Employee Share Trust notified the Company that, on 11 June 2009, the following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADS’s) under the National Grid Deferred Share Plan, calculated by reference to a share price of 541.14p or an ADS price of $44.8371. The awards will vest on the third anniversary of the date of grant (June 2012). The shares will be transferred to participants as soon as practicable thereafter. Tom King’s award will be released net of US statutory deductions.

Director	Number of ADS’s

Tom King	12,080

The following awards to UK directors are over forfeitable shares. These directors have elected to pay the income tax and national insurance contributions (“Tax Liability”) due in respect of the awards on grant and the awards have therefore been granted after taking account of the tax liability. The Company has arranged for the tax liability to be settled on behalf of the under mentioned directors.

Director	Number of Shares

Mark Fairbairn	32,605

Steve Holliday	68,960

Steve Lucas	38,656

Nick Winser	33,804

The total share interests of the above directors, following these changes, are:

Director	Number of ADS’s

Tom King	108,515

Director	Number of shares

Mark Fairbairn	540,387

Steve Holliday	1,107,519

Steve Lucas	784,652

Nick Winser	665,103

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (“NG”)

8th June 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,528 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market earlier earlier today, Monday 8th June, at a price of 557 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	22 Ordinary Shares

Steven Holliday	23 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	507,782 Ordinary Shares

Steven Holliday	1,038,559 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 23 shares purchased by the SIP Trustee for his partner.

Monday 8th June 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified during Friday 5th June that a total of 119,257 shares held in Treasury were transferred to share scheme participants late that day, with a further 10,000 shares having been transferred on Thursday 4th June. Following these changes, National Grid plc’s registered capital from 5 June 2009 consists of 2,581,974,851 ordinary shares, of which 149,016,032 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,958,819 shares with voting rights.

The figure of 2,432,958,819 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226